Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: July 18, 2014

ANNOUNCEMENT / ANUNCIO

July 18, 2014 / 18 de julio de 2014

To all Hudbay Employees:

Today is an exciting day for all of us at Hudbay. We now have controlling interest in Augusta Resource Corporation and are moving forward to absorb that company and formally integrate the Rosemont Project as part of Hudbay.

Rosemont is an ideal fit with Hudbay’s disciplined growth strategy in mining-friendly jurisdictions in the Americas. It is expected to produce 243 million pounds of copper per year, making it the third largest copper mine in the USA. Rosemont will greatly advance our position as a leading intermediate base metals miner with world-class copper assets.production growth.

Rosemont is now in the final stages of permitting and has been developed by a capable local team with impressive skills and experience. While the permitting process advances, we plan to complete the detailed engineering and update the feasibility study to move to a construction decision.

Rosemont also creates potential opportunity for employees from across our operations. As we develop the project new and exciting opportunities will emerge for career development, learning and applying your knowledge and expertise. In that spirit, I am very pleased to announce that the Rosemont Project will be led by Pat Merrin, who has been appointed Vice President of Hudbay’s Arizona Business Unit. A long time member of Hudbay, Pat lives and breathes our values and exemplifies our collaborative culture. I can think of no one better to lead this exciting new chapter in Hudbay’s history.

Finally, I want to underscore that today’s milestone would not have been possible if not for the

A todos los colaboradores de Hudbay:

Hoy es un día emocionante en Hudbay para todos nosotros. Ahora tenemos una participación mayoritaria en Augusta Resource Corporation y nos estamos moviendo para absorber esa compañía e integrar de manera formal el Proyecto Rosemont en Hudbay.

Rosemont encaja perfectamente en la estrategia de Hudbay de crecimiento disciplinado en jurisdicciones amistosas con la minería en las Américas. Se espera que produzca alrededor de 243 millones de libras de cobre al año, convirtiéndose en la tercera mina de cobre más grande de Estados Unidos. Rosemont hará avanzar de manera significativa nuestro posicionamiento como minera líder intermedia de metales base con un crecimiento de la producción de cobre de clase mundial.

Rosemont está ya en las últimas fases de obtención de permisos y ha sido desarrollado por un equipo local cualificado con unas asombrosas habilidades y experiencia. Mientras los procesos para la obtención de los permisos avanzan, pretendemos completar la ingeniería detallada y actualizar el estudio de viabilidad para ayudarnos a tomar una decisión sobre la construcción.

Rosemont también proporciona oportunidades potenciales para los empleados a lo largo de todas nuestras operaciones. Según vayamos desarrollando el proyecto, irán surgiendo nuevas e interesantes oportunidades para el desarrollo profesional, el aprendizaje y puesta en práctica de vuestro conocimiento y experiencia. En esta línea, me complace anunciar que el Proyecto Rosemont será liderado por Pat Merrin, quien ha sido nombrado Vicepresidente de la Unidad de collective efforts of everyone at Hudbay. Together, we have built the technical and operational expertise and financial capacity to realize the full potential of the Rosemont project. We’ve done this by bringing Lalor and Reed into production, where the hard work and skill of our Manitoba employees are already supporting the funding of Rosemont’s construction. And, with construction at Constancia nearing completion, our colleagues in Peru will be contributing in the same way very soon.

Sincerely,

David Garofalo

President & Chief Executive Officer

Negocios de Arizona de Hudbay. Miembro de Hudbay desde hace mucho tiempo, Pat vive y respira nuestros valores y ejemplifica nuestra cultura colaborativa. No se me ocurre otra persona mejor para liderar este nuevo capítulo en la historia de Hudbay.

Por último, quiero subrayar que nuestro hito de hoy no hubiera sido posible sin los esfuerzos colectivos de todos en Hudbay. Juntos, hemos construido la experiencia técnica y operacional, así como la capacidad financiera, para llevar a cabo de manera completa el proyecto Rosemont. Hemos conseguido esto a base de llevar Lalor y Reed a la fase de producción, donde el trabajo duro y las habilidades de nuestros empleados de Manitoba están ya apoyando el financiamiento de la construcción de Rosemont. Y, con la construcción de Constancia cerca de ser completada, nuestros colegas en Perú contribuirán muy pronto de la misma manera.

Atentamente,

David Garofalo

Presidente y Director Ejecutivo

The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) have been set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Concurrently, Hudbay has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This transcript is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.